Exhibit 3.2

C-BOND SYSTEMS, INC.

CERTIFICATE OF ELIMINATION

TO ELIMINATE THE

SERIES A CONVERTIBLE PREFERRED STOCK

C-Bond Systems, Inc., a company organized and existing under the Colorado Revised Statutes of the State of Colorado (the “Company”), hereby certifies:

FIRST: That the Board of Directors of the Company adopted the following resolutions at a duly called and noticed meeting of the Board of Directors:

“Elimination of the Series A Preferred Stock

WHEREAS, pursuant to authority expressly granted by the provisions of the Articles of Incorporation of the Company, the Board of Directors of the Company created and authorized the issuance of a series of preferred stock, designated “Series A Convertible Preferred Stock,” par value $0.10 per share, of the Company (the “Series A Preferred Stock”), consisting of 800,000 shares, and thereby fixed the designation, dividend rights, voting powers, rights on liquidation or dissolution and other preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of such series (in addition to any thereof set forth in the Articles of Incorporation that are applicable to the Company’s preferred stock of all series) as set forth in a Certificate of Designations of Preferences, Rights, and Limitations with respect to such series filed with the Secretary of State of the State of Colorado on October 16, 2019 (the “Certificate of Designations”); and

WHEREAS, the Company has redeemed all shares of the authorized and previously issued shares of Series A Preferred Stock, and as a result none of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable and in the best interest of the Company that the Company eliminate all authorized shares of Series A Preferred Stock and that, in connection with such elimination of the Series A Preferred Stock, the Company eliminate in all respects the Certificate of Designations; and further

RESOLVED, that for purposes of these resolutions the term “Appropriate Officers” shall mean and include the Chief Executive Officer and President, and shall also mean and include the Secretary, where necessary or convenient to attest to any act of any of the aforesaid officers by and on behalf of the Company, whether under the seal of the Company or not; and further

RESOLVED, that the elimination of all of the authorized shares of Series A Preferred Stock and the elimination in all respects of the Certificate of Designations be, and hereby are, authorized and approved, and the Appropriate Officers are, and each of them hereby is, authorized, empowered and directed to execute and acknowledge a Certificate of Elimination reflecting the elimination of all of the authorized shares of Series A Preferred Stock and the elimination in all respects of the Certificate of Designations, and to file such Certificate of Elimination with the Secretary of State of the State of Colorado.”

SECOND: That the Certificate of Designations with respect to the Series A Preferred Stock was filed in the office of the Secretary of State of the State of Colorado on October 16, 2019. None of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

THIRD: That in accordance with the Colorado Revised Statutes of the State of Colorado, the Articles of Incorporation of the Company are hereby amended to eliminate all reference to the Series A Preferred Stock.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 24th day of August, 2020.

Signed:	/s/ Scott R. Silverman
Name:	Scott R. Silverman
Title:	Chief Executive Officer

Signed:	/s/ Allison Tomek
Name:	Allison F. Tomek
Title:	Secretary

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